UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
February 7, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date February 7, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Notice of Annual General Meeting
(Helsinki, Finland, February, 2007) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Corporation (“Company”) shareholders are invited to the Annual General Meeting to be held on Tuesday, April 3, 2007 at 2:00 p.m. in the Helsinki Fair Centre at Messuaukio 1, 00520 Helsinki.
The following matters will be on the agenda:
1. The Annual General Meeting matters referred to in Article 11 of the Articles of Association
2. Amendments to the Articles of Association
The Board of Directors proposes that the current Articles of Association be amended as follows:
1. Article 3 concerning the minimum and maximum share capital shall be deleted.
2. Article 4 concerning the minimum and maximum number of shares and the par value of shares shall be deleted.
3. Article 5 concerning the book-entry system shall be deleted except for the reference that Company’s shares belong to book-entry system.
4. Article 7 shall be amended so that the right “to sign for the company” shall be the “right to represent the company.”
5. Article 9 shall be amended so that the Company has one auditor, which must be an auditing corporation approved by the Central Chamber of Commerce.
6. Article 11 concerning the Annual General Meeting shall be amended to comply with the terminology of the new Finnish Companies Act.
7. Article 12 concerning the obligation to redeem shares be deleted and be replaced by a reference to Section 10 of Chapter 6 of the Finnish Securities Markets Act containing the regulations concerning the obligation to redeem shares.
3. Authorizing the Board of Directors to decide on the repurchase of the Company’s own shares
The Board of Directors proposes that the Annual General Meeting authorizes the Board of Directors to decide on the repurchase of the Company’s own shares up to a maximum number of 5,000,000 shares.

The Company’s own shares shall be repurchased using the non-restricted equity and shall be acquired through public trading on the Helsinki Stock Exchange, at the share price prevailing at the time of acquisition.
The Company’s own shares so acquired may be held, cancelled or conveyed by the Company.
The authorization to repurchase the Company’s own shares shall be valid until June 30, 2008.
4. Authorizing the Board of Directors to decide on a share issue
The Board of Directors proposes that the Annual General Meeting authorizes the Board of Directors to decide on issuing up to a maximum number of 15,000,000 new shares and/or on conveying up to a maximum number of 5,000,000 of the own shares held by the Company, either against payment or for free (“Share issue authorization”).
The new shares can be issued and the own shares held by the Company conveyed to the Company’s shareholders in proportion to their present holding or by means of a directed issue, waiving the pre-emptive subscription rights of the shareholders, if there is a weighty financial reason for the Company to do so.
The Board of Directors would be authorized to decide on a free share issue also to the Company itself. The number of shares to be issued to the Company shall not exceed 5,000,000, including the number of own shares acquired by the Company by virtue of the authorization to repurchase the Company’s own shares.
The subscription price of the new shares shall be recorded in the fund of invested non-restricted equity and the consideration paid for the Company’s shares shall be recorded in the fund of invested non-restricted equity.
The share issue authorization is valid until June 30, 2008.
5. Shareholder’s proposal for election of a Nomination Committee
The Ministry of Trade and Industry in Finland proposes that
1. The Annual General Meeting decides to establish a Nomination Committee to prepare proposals for the following Annual General Meeting concerning the composition of the Board of Directors and Board remuneration.
2. The Chairman of the Board of Directors as an expert member and the representatives of the four biggest shareholders are elected to the Nomination Committee. The right to appoint members representing shareholders is held by the four shareholders who on November 1 prior to the Annual General Meeting hold the biggest part of all votes in the Company.
Should a shareholder choose not to use his right to appoint, the right to appoint is transferred to the next biggest shareholder. The biggest shareholders are determined on the basis of the ownership information registered in the book-entry system. However, the holdings of a shareholder who according to the Finnish Securities Markets Act is obliged to report certain changes in holdings (shareholder with a disclosure obligation), e.g. holdings spread over several funds, are added together if the shareholder notifies the Company’s Board of Directors in writing of such demand by October 31, 2007 at the latest.

3. The Nomination Committee is convened by the Chairman of the Board of Directors, and the Committee elects a chairman from among its members.
4. The Nomination Committee shall present its proposal to the Company’s Board of Directors no later than February 1 prior to the Annual General Meeting.
Availability of Documents
Copies of the financial statements, Board of Directors’ report and Auditors’ report as well as the proposals to the Annual General Meeting will be available for inspection by shareholders from Friday, March 23, 2007, at Metso Corporation’s head office at Fabianinkatu 9 A, 00130 Helsinki, and on Metso Corporation’s web site www.metso.com. Copies of the documents will be mailed to shareholders upon request. The Annual Report is also available at Metso Corporation’s web site www.metso.com.
Right to attend and to vote at the meeting
Shareholders who on March 23, 2007 are registered as a shareholder in the Company’s shareholder register, maintained by the Finnish Central Securities Depository Ltd., have the right to attend the meeting.
Attendance at the meeting for owners of shares held in nominee accounts
Shareholders whose shares are registered in their account in the book-entry system are also registered in the Company’s shareholder register. Owners of shares held under the name of a nominee can request to be temporarily recorded in the Company’s Shareholder register ten (10) days prior to the date of the Annual General Meeting at the latest in order to be able to attend the meeting. Registration must have been made on March 23, 2007 at the latest.
Prior notice to attend
Shareholders who wish to attend the Annual General Meeting must notify the Company of their intention by 4:00 p.m. (Finnish time) on Thursday, March 29, 2007, at the latest. Registration of notices to attend begins on February 28, 2007 and can be made either
- through Metso’s Internet pages at www.metso.com
- by telephone +358 (0)108-0-8300
- by fax +358 (0)2048 43125 or
- by mail to Metso Corporation, Soili Johansson, P.O. Box 1220, FI-00101 Helsinki, Finland.

The notice to attend the meeting must be received by the Company prior to the above deadline. We request that any powers of attorney be submitted to the above address prior to the above deadline.
Composition of the Board of Directors
The Nomination Committee proposes to the Annual General Meeting that the number of Board members be seven and that of the current Board members Svante Adde, Maija-Liisa Friman, Christer Gardell, Matti Kavetvuo, Yrjö Neuvo and Jaakko Rauramo be re-elected until the closing of the following Annual General Meeting. Moreover, the Committee proposes that Eva Liljeblom, Professor at the Swedish School of Economics and Business Administration, Helsinki, Finland, shall be elected as a new member of the Board of Directors for the same period.
The Committee also proposes that Matti Kavetvuo be re-elected as Chairman and Jaakko Rauramo as Vice Chairman of the Board of Directors. The Committee further proposes that the annual remuneration for the members Board of Directors be EUR 80,000 for the Chairman, EUR 50,000 for the Vice Chairman and the Chairman of the Audit Committee and EUR 40,000 for the members, and that the meeting fee including committee meetings be EUR 500 per meeting attended.
Election of the Auditor
The Audit Committee has decided to recommend the election of Authorized Public Accountants PricewaterhouseCoopers Oy as the auditor of the Company until the closing of the following Annual General Meeting.
Distribution of dividend
The Board of Directors proposes to the Annual General Meeting that a dividend of EUR 1.50 per share be paid based on the balance sheet approved for the financial year which ended on December 31, 2006. The dividend will be paid to shareholders entered as shareholders in the Company’s shareholder register, maintained by the Finnish Central Securities Depository Ltd., on the dividend record date, Tuesday, April 10, 2007. The dividend will be paid on April 17, 2007.
Helsinki, February 7, 2007
METSO CORPORATION
Board of Directors
Metso is a global engineering and technology corporation with 2006 net sales of approximately EUR 5 billion. Its 25,500 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com

Further information for the press, please contact:
Aleksanteri Lebedeff, Senior Vice President, General Counsel, Metso Corporation,
tel. +358 20 484 3240
Further information for investors, please contact:
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation,
tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.